

Mail Stop 4546

December 19, 2016

VIA E-mail
Mr. Matthew Korenberg
Vice President Finance and Chief Financial Officer
Ligand Pharmaceuticals, Inc.
3911 Sorrento Valley Boulevard
Suite 110
San Diego, CA 92121

> **Re:** **Ligand Pharmaceuticals, Inc.**
> **Form 8-K dated November 3, 2016**
> **File No. 001-33093**

Dear Mr. Korenberg:

We have limited our review of your Form 8-K to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Exhibit 99.1

1. Please tell us how you intend to address in future earnings releases each of the following regarding your "adjusted financial measures" including "adjusted net income" and related per share amounts:
   - The lack of disclosure in explaining these measures as non-GAAP measures and why management believes each measure provides useful information to investors and the additional purposes, if any, for their use by management. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
   - The exclusion of an adjustment to net income for the $28.2 million gain on deconsolidation of Viking in 2015 in reconciling to adjusted net income. Refer to Question 100.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

- The use of adjusted net income per share. Since adjusted net income is in close proximity to your GAAP cash flows from/used in operating activities, refer to Question 102.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
- Not providing the tax impact to adjustments to net income to arrive at adjusted net income. Refer to Question 102.11 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
- Presenting adjusted net income for a current period and prior comparable period while only presenting GAAP net income for the current period under Third Quarter 2016 Financial Results and Year-to-Date Financial. Refer to Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations regarding the requirement to present the most directly comparable GAAP measure with equal or greater prominence.
- Exclusion from your disclosures under Revised Financial Forecast of quantitative reconciliations with respect to forward-looking non-GAAP measures. Refer to 10(e)(1)(i)(B) of Regulation S-K and the penultimate bullet of Question 102.10 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountant Christine Allen Torney at (202) 551-3652 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance